[redacted]

09057754

BP 2/3

8-26090

SECURI .IISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Meridien Financial Group, Inc.**

PROCESSED
MAR 11 2009
THOMSON REUTERS

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Dorrance Street
(No. and Street)

Providence	R.I.	02903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael L. Balasco — 401-272-4700 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Frechette, McCrory, Michael & Co.
(Name - *if individual, state last, first, middle name*)

40 Westminster Street	Providence	R.I.	02903
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 25 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Michael L. Balasco, Principal & President**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Meridien Financial Group, Inc.**, as of **December 31, 2008,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature], PRINCIPAL /PRES

Signature

Title
PRINCIPAL | PRESIDENT

Susan Cascone
Notary Public

Susan Cascone
Notary Public
Commission Expires 06/19/2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIEN FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

December 31, 2008

CONTENTS

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick
Stephen Noyes

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Meridien Financial Group, Inc.
Providence, Rhode Island

We have audited the accompanying statements of financial condition of Meridien Financial Group, Inc. as of December 31, 2008 and 2007 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridien Financial Group, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 11, 2009

40 Westminster Street, Suite 600 Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

ASSETS		2008		2007
Cash and cash equivalents	$	77,716	$	145,799
Commissions receivable		75,591		140,057
Prepaid expenses		2,495		1,712
Furniture and office equipment, at cost, less accumulated depreciation 2008 $51,131; 2007 $44,962		76,218		59,384
	$	232,020	$	346,952

LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Accounts payable	$	7,557	$	35,382
Commissions payable		85,628		131,684
Income taxes payable		15,870		20,347
		109,055		187,413
STOCKHOLDERS' EQUITY				
Common stock, no par value; authorized 400 shares; issued 374 shares		20,125		20,125
Additional paid-in capital		55,378		41,378
Retained earnings		47,462		98,036
		122,965		159,539
	$	232,020	$	346,952

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF INCOME
Years Ended December 31, 2008 and 2007

	2008	2007
REVENUES	$ 1,663,902	$ 1,395,719
EXPENSES		
Compensation costs	1,122,724	908,162
Secretarial services:		
Affiliate	291,600	217,500
Other	32,174	64,575
Office supplies and expense	85,879	61,873
Depreciation	11,855	7,978
Rent	46,800	10,800
Postage and printing	11,469	11,424
Telephone	20,199	9,815
Maintenance	319	85
Travel and entertainment	19,986	22,304
Professional fees	4,200	28,769
Dues, subscriptions and licenses	18,230	14,885
Insurance	17,330	12,225
Management fees	12,000	12,000
Advertising	2,785	-
Continuing education	15,628	12,443
Contributions	1,300	1,950
Utilities	1,200	1,200
	1,715,678	1,397,988
Operating loss	(51,776)	(2,269)
OTHER INCOME (LOSS)		
Interest income	2,760	3,107
Loss on disposal of equipment	(758)	(567)
Miscellaneous income	-	35,000
	2,002	37,540
Income (loss) before income taxes	(49,774)	35,271
INCOME TAXES	800	8,379
Net income (loss)	$ (50,574)	$ 26,892

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balances at January 1, 2007	$ 20,125	$ 41,378	$ 71,144
Net income	-	-	26,892
Balances at December 31, 2007	$ 20,125	$ 41,378	$ 98,036
Balances at January 1, 2008	$ 20,125	$ 41,378	$ 98,036
Additional paid-in capital	-	14,000	-
Net loss	-	-	(50,574)
Balances at December 31, 2008	$ 20,125	$ 55,378	$ 47,462

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2008 and 2007

	2008	2007*
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (50,574)	$ 26,892
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	11,855	7,978
Loss on disposal of furniture and office equipment	758	567
Changes in assets and liabilities:		
(Increase) decrease in:		
Commissions receivable	64,466	(75,942)
Prepaid expenses	(783)	(779)
Increase (decrease) in:		
Accounts payable	(27,825)	7,000
Commissions payable	(46,056)	9,058
Income taxes payable	(4,477)	8,079
Net cash used in operating activities	(52,636)	(17,147)
CASH FLOWS FROM INVESTING ACTIVITY		
Purchase of property and equipment	(29,447)	(28,865)
Net cash used in investing activity	(29,447)	(28,865)
CASH FLOWS FROM FINANCING ACTIVITY		
Capital paid in by shareholders	14,000	-
Net cash provided by financing activity	14,000	-
Net decrease in cash and cash equivalents	(68,083)	(46,012)
CASH AND CASH EQUIVALENTS		
Beginning	145,799	191,811
Ending	$ 77,716	$ 145,799

* Reclassified for comparative purposes

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Meridien Financial Group, Inc. (the Company) is a Rhode Island broker/dealer regulated by the Financial Industry Regulatory Authority and a member of the Securities Investors Protection Corporation. The Company's principal business activity consists of the generation of commission income from the sale of mutual funds, variable life insurance, variable annuities and shares in registered investment companies.

The Company operates under the provisions of Paragraph (k)(1) - Limited business (mutual funds and/or variable annuities only) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

A summary of the Company's significant accounting policies follows:

Cash equivalents: For purposes of reporting cash flows, the Company considers all highly liquid short-term investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents consist of a money market fund.

Property, equipment and depreciation: Property and equipment are stated at cost. Depreciation is computed using both straight-line and accelerated methods for financial reporting purposes and is based on estimates of useful lives, ranging from 5 to 10 years.

Income taxes: Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due.

Uncertainty in accounting for income taxes: In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including positions that the company is exempt from income taxes or not subject to income taxes on unrelated business income. If there are changes in net assets as a result of application of FIN 48, these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also. The Company presently disclosures or recognizes income tax positions based on management's estimate of whether it is reasonably possible or probable that a liability has been incurred for unrecognized income tax benefits by applying FASB Statement No. 5, Accounting for Contingencies. The Company has elected to defer the application of Interpretation 48 in accordance with FASB Staff Position (FSP) FIN 48-3. This FSP defers the effective date of Interpretation 48 for nonpublic enterprises, such as Meridien Financial Group, Inc. included within its scope to the annual financial statements for fiscal years beginning after December 15, 2008. The Company will be required to adopt FIN 48 in its 2009 annual financial statements. Management has not assessed the impact of FIN 48 on its financial position and results of operations and has not determined if the adoption of FIN 48 will have a material effect on its financial statements

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs: The Company charges advertising costs to expense as incurred. Advertising costs for the years ended 2008 and 2007 were $2,785 and $0, respectively.

Note 2. CASH

The Company maintains its cash accounts in one commercial bank. At times, the amount in the accounts may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Note 3. RELATED PARTY TRANSACTIONS

The Company rents space from a company affiliated through common ownership on a month-to-month basis. In addition, the Company is charged monthly for administrative services provided by the affiliate.

Amounts charged to expense as a result of transactions with the related party during the years ended December 31, 2008 and 2007 consisted of the following:

	2008	2007
Rent and utilities	$ 48,000	$ 12,000
Secretarial services	291,600	217,500
	$ 339,600	$ 229,500

In addition, the Company paid commissions and management fees of $678,702 and $454,387 to the stockholders of the Company during 2008 and 2007, respectively.

Note 4. INCOME TAXES

The components of the income tax provision for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
Current		
Federal	$ -	$ 5,049
State	800	3,330
	$ 800	$ 8,379

Note 5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 or 6 2/3% of total aggregate indebtedness, whichever is greater. In addition, the Company's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $29,153 which was in excess of its required net capital of $7,270. At December 31, 2007, the Company had net capital of $77,070 which was in excess of its required net capital of $12,494. At December 31, 2008 and 2007, the Company's ratio of aggregate indebtedness to net capital was 3.74 to 1 and 2.43 to 1, respectively.

Note 6. STATEMENT PURSUANT TO PARAGRAPH (d) OF RULE 17a-5

There are no material differences between the computation of net capital and the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2008 and 2007.

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick
Stephen Noyes

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Stockholders
Meridien Financial Group, Inc.
Providence, Rhode Island

We have audited the accompanying financial statements of Meridien Financial Group, Inc. as of and for the years ended December 31, 2008 and 2007, and have issued our report thereon dated February 11, 2009. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the table of contents is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 11, 2009

40 Westminster Street, Suite 600 Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008 and 2007

	2008	2007
AGGREGATE INDEBTEDNESS		
Accounts payable	$ 7,557	$ 35,382
Commissions payable	85,628	131,684
Income taxes payable	15,870	20,347
Total aggregate indebtedness	$ 109,055	$ 187,413
Minimum required net capital	$ 7,270	$ 12,494
NET CAPITAL		
Stockholders' equity	$ 122,965	$ 159,539
Deductions:		
Furniture and office equipment, net	76,218	59,384
Prepaid expenses	2,495	1,712
Nonallowable receivables, 12b-1 fees	15,099	21,373
Net capital	29,153	77,070
Minimum required net capital	7,270	12,494
Capital in excess of minimum requirement	$ 21,883	$ 64,576
Ratio of aggregate indebtedness to net capital	3.74 to 1	2.43 to 1

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION December 31, 2008 and 2007

The Company has been exempt from Rule 15c3-3 under paragraph (k)(1), limited business (mutual funds and/or variable annuities only).

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008 and 2007

The Company does not handle any customer accounts. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities was not applicable.

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE IV

SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
December 31, 2008 and 2007

SEGREGATION REQUIREMENTS	N/A
FUNDS ON DEPOSIT IN SEGREGATION	N/A

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick
Stephen Noyes

REPORT ON INTERNAL CONTROL

To the Stockholders
Meridien Financial Group, Inc.
Providence, Rhode Island

In planning and performing our audit of the financial statements of Meridien Financial Group, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control structure over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but, not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

40 Westminster Street, Suite 600 Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than theses specified parties.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 11, 2009

END